NATICS CORP.

App 6, Yehuda Gorodiski 1

Rehovot, Israel 7623101

July 13, 2022

Joyce Sweeney, Kathleen Collins,

Edwin Kim and Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Natics Corp.
Registration Statement on Form S-1 Filed June 10, 2022
File No. 333-265518

Dear Joyce Sweeney and Kathleen Collins:

In response to your letter dated July 7, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 10, 2022.

Form S-1 filed June 10, 2022

Prospectus Summary, page 4

1. Given that there is no minimum amount of shares that you must sell and no arrangements have been made to place funds into an escrow account, state, if true, that any funds raised will be immediately available to you.

Response: We have added the following information:

There is no minimum amount we are required to raise in this offering; there are no any arrangements to place funds into an escrow account; any funds received from the sale of stock by the Company will be immediately available to us.

Risk Factors

Our Director will Continue to Exercise Significant Control over our Operations. . . , page 11

2. You disclose that after the completion of this offering, management will own a majority of your common stock. However, it appears that if more than 25% of the shares are sold in this offering, the company's existing shareholder will have less than a majority ownership. Please explain or revise as necessary.

Response: We have revised the risk factor as follows:

In the event that fewer than the 25% shares of the offering are sold, management’s percentage ownership will raise. It will have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the company or other matters that could affect your ability to ever resell your shares. Its interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Risks Relating To Our Common Stock, page 12

3. We note your disclosure that you may be required to raise additional funds if you do not sell your entire allotment of shares offered. Given your ongoing public reporting obligations, the funds needed to implement your business plan, your lack of positive operating cash flow, and your debt obligations to your CEO and Pionera, it appears that you will require further financing or capital raising activities in the future regardless of whether you sell the maximum amount of shares in this offering. Please describe your need for future financing and the potential severe dilutive effects such financings may have on investors.

Response: We have revised the risk factor as follows:

The Company is making its offering of 12,000,000 shares of common stock on a best-efforts basis and there is no minimum amount of proceeds the Company may receive. In the event the company does not raise sufficient capital to implement its planned operations, your entire investment could be lost. The Company will not be able to complete marketing of its services unless a minimum of 25% of the shares being offered are sold, or the company will need an additional financing. Furthermore, the finances required to fully develop our plan cannot be predicted with any certainty and may exceed any estimates we set forth. If we fail to raise sufficient capital when required, we will not be able to complete our business plan, we will not generate a positive operating cash flow, we will have debts to our CEO and to Pionera LLC. As a result, the stock price of the shares may fall or we may have to liquidate our business and you may lose the money you invest. You should consider our independent registered public accountant’s comments when assessing whether an investment in Natics Corp. is safe.

Information With Respect to the Registrant, page 18

4. Provide the information required by Item 401 of Regulation S-K, including the identification of the company's executive officers.

Response: We have provided the information required by Item 401 of Regulation S-K

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Description of Business, page 18

5. We note that you spent $200 in general and administrative expenses through April 30, 2022 and have not yet commenced significant operations. Please describe your current business operations, state if you have any customers to date, and disclose if any nonaffiliates have downloaded your application and/or registered as a customer. Describe in more detail any efforts to develop your application, market your product or service, and/or obtain or contract with professional trainers on your planned platform.

Response: We have described our current business operations as follows:

Our current business operations dedicated mostly to extending our app, attracting customers and the marketing of our app. We don’t have any customers yet, we expect them in nearest future, as already more than 20 nonaffiliates have downloaded our app, and we hope that after using free trials some of them will order our payment services. Additionally we expect more customers after marketing of our app. Currently we are researching the marketing service providers and the professional freelance trainers to get the information about their services, prices, etc. Moreover now we are preparing new programs for training in our mobile app to extend it’s functionality.

6. We note that you purchased a mobile application from Pionera LLC, a U.S. entity, in exchange for your promissory note of $43,000. Please provide a description of Pionera LLC, its operations, its relationship to you, and the background of your initiation and negotiation to purchase the mobile application. For example, describe Natics' involvement in developing the application and disclose whether Pionera develops or sells similar products to other businesses. Clarify if Pionera was involved in any prototyping, debugging, or other beta testing process, and if Pionera will be involved in future development or maintenance of the application.

Response: We have provided the description of Pionera LLC as follows:

Natics Corp. has started negotiation with Pionera LLC when found their add about selling of mobile applications and the websites. Pionera LLC is the U.S. company involved in creating of mobile applications and the websites. Our company contacted Pionera LLC and discussed the desired mobile application and the features we wanted to implement in the application and the price for purchasing full mobile application with the website. Pionera LLC had the prototype similar with our requirements. After Natics Corp. checked all the functionality we started the process of purchase. Pionera LLC made all required beta testing and debugging. There are no foreseeable plans to involve Pionera LLC in future development or maintenance of the application.

Information with Respect to the Registrant

Emerging Growth Company Status Under the JOBS Act, page 24

7. We note your disclosure that you have elected not to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. If you intend not to take advantage of the extended transition period and will therefore be complying with new and revised accounting standards consistent with public company adoption periods, please address the following:

• Revise to disclose that this election is irrevocable.

• Revise to remove risk factor disclosures indicating that the company's financial statements will not be comparable to those of companies that comply with such new or revised accounting standards.

• Revise to remove risk factor disclosures that this election may make it more difficult to raise capital.

Response: We have revised this section and the risk factors disclosures.

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Term of Office, page 29

8. We note that your bylaws do not specify a number of directors, instead indicating that such a number will be determined by shareholders. Given that you are currently owned by a single shareholder, please clarify when the next board election is anticipated to occur and whether there will be new directors nominated and voted upon. We note that if you sell more than 3 million shares in this offering, Mr. Pirotsky will be a minority shareholder. Clarify if there is a risk that Mr. Pirotsky may be able to maintain his status as the sole director of Natics Corp., even if he is not a majority shareholder by not having a proposal to expand the board.

Response: We have clarified the information in this section as follows:

All directors hold office until the next annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. The next board election is anticipated to occur in February 2023. There could be new directors nominated and voted upon, but currently there are no such plans. If the Company sells more than 3 million shares in this offering there is a risk that Mr. Pirotsky, being a minority shareholder, may be able to maintain his status as the sole director of Natics Corp.

Certain Relationships and Related Party Transactions, page 32

9. We note that Mr. Pirotsky has verbally agreed to loan the company sufficient funds to complete the registration process and to implement the business plan. Please clarify whether these loan commitments are legally binding or discretionary by Mr. Pirotsky. If they are discretionary, please clarify where appropriate, including in a risk factor, that should Mr. Pirotsky fail to provide such funds you may be subject to severe liquidity issues and may become insolvent. As such, you may be unable to maintain your reporting status, investors may be unable to sell their shares, and such shares may become worthless.

Response: We have clarified where appropriate that these loan commitments are discretionary by Mr. Pirotsky and have added a risk factor.

Signatures, page II-6

10. The registration statement must be signed by the company's principal executive officer, principal financial officer, and controller or principal accounting officer. Please revise accordingly.

Response: We have revised this section.

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General

11. It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

We do not believe that we can be classified as having “no or nominal operations”. From inception, the Registrant’s management has allocated significant effort, time and money to the development of the Registrant’s business. In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for its services throughout Israel, analyzed what is on offer within the given segment of its markets and possible gaps in this particular industry across Israel. Moreover we have purchased the mobile application (iOS and Android versions) together with the operational website. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

12. Please disclose whether the company, its executive, or any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Response: We have disclosed the following:

The company, it’s executive, or any company promoters or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We do not believe that we are a blank check company and we do not have any plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

You can direct any other comments or questions directly to:

Guy Pirotsky

Telephone: +13072220096

Email: natics.corp@zohomail.eu

             natics.corp@yahoo.com

     /s/ Guy Pirotsky

Guy Pirotsky,

President, Chief Executive Officer, and Director

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